HUNTON ANDREWS KURTH LLP 200 PARK AVENUE NEW YORK, NY 10166-0005 TEL 212 ● 309 ● 1000 FAX 212 ● 309 ● 1100

July 23, 2021

Via Edgar and Electronic Mail

Mr. Arthur Sandel

Ms. Michelle Stasny

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Pacific Gas and Electric Company

PG&E Recovery Funding LLC

Registration Statement on Form SF-1

Filed June 9, 2021

File Nos. 333-256944 and 333-256944-01

Dear Mr. Sandel and Ms. Stasny:

On behalf of Pacific Gas and Electric Company (“PG&E”) and PG&E Recovery Funding LLC (the “Issuing Entity”, and, together with PG&E, the “Registrants”), we submit via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”), which is being filed simultaneously with this response. Amendment No. 1 reflects the Registrants’ responses to the comments received from the Staff contained in the Staff’s letter dated June 29, 2021 (the “Comment Letter”) and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on June 9, 2021.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment.

Registration Statement on Form SF-1

General

1.	It appears that your table of contents includes titles of tables and charts that are not intended to be separate section headings. For example, in the table of contents, “Expected

Ms. Michelle Stasny and Mr. Arthur Sandel

Securities and Exchange Commission

July 23, 2021

Sinking Fund Schedule” appears to be the title of a section, but “Expected Sinking Fund Schedule” is actually the title of a single table appearing on page 75. Please revise your table of contents as necessary so it only reflects appropriate section headings and subheadings.

In response to the Staff’s comment, the Registrants have revised the table of contents so it only reflects appropriate section headings and subheadings.

2.

We note that throughout the registration statement you refer to the “series supplement” to the indenture. We also note your disclosure on page 83 regarding the conditions of issuance of additional recovery bonds by the issuing entity. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements.

The Registrants confirm that additional issuances of the securities issued by the Issuing Entity will be registered on separate registration statements.

3.	Please confirm that no more than 50% of the recovery property, as measured by dollar volume, will be delinquent as of the measurement date. Refer to Item 1101(c)(2)(iv) of Regulation AB.

The Registrants respectfully submit that the fixed recovery charge has not been imposed and accordingly there are no delinquencies with respect to the recovery property at this time. Further, the recovery property is not a receivable, and the recovery property and other collateral held by the trustee securing the recovery bonds do not constitute a pool of receivables. Fixed recovery charges will be collected as part of PG&E’s normal billing process and delinquencies as a percentage of total billed revenues will be factored into the establishment of the initial fixed recovery charge and any subsequent true-up adjustment of the fixed recovery charges.

Security for the Recovery

Pledge of Collateral, page 99

4.

We note that, in addition to the recovery property, property in the collection account and all of its subaccounts will also secure the bonds, including “cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page 2

5.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Ms. Michelle Stasny and Mr. Arthur Sandel

Securities and Exchange Commission

July 23, 2021

The Registrants are filing a copy of the financing order as an exhibit with Amendment No. 1 and will file the remaining exhibits with a subsequent amendment to the Registration Statement.

Item 15. Undertakings, page 3

6.

Please revise to include the undertaking under Item 512(b) of Regulation S-K or tell us why it is not appropriate for you to do so. Please also revise to use the correct language of determining the eligibility of the trustee…” in Item 512(j) of Regulation S-K.

In response to the Staff’s comment, the Registrants have revised the Registration Statement to include the undertaking under Item 512(b) and to use the correct language of the undertaking under Item 512(j).

*        *        *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 309-1071 or Adam O’Brian, Esq. at Hunton Andrews Kurth LLP.

Sincerely,

/s/ Michael J. Fitzpatrick, Jr. Esq.

Michael J. Fitzpatrick, Jr., Esq.

cc:	Adam Wright, Pacific Gas and Electric Company

Margaret Becker, PG&E Recovery Funding LLC

Adam O’Brian, Esq., Hunton Andrews Kurth LLP